MID-CON ENERGY PARTNERS, LP

2431 E 61st Street, Suite 850

Tulsa, Oklahoma 74136

(918) 743-7575

February 22, 2017

VIA EDGAR

H. Roger Schwall

Assistant Director

Office of Natural Resources

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form S-3 (File No. 333-214536)

Dear Mr. Schwall:

Pursuant to Rules 460 and 461 promulgated under the Securities Act of 1933, as amended, Mid-Con Energy Partners, LP hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-214536) (the “Registration Statement”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on February 24, 2017, or as soon as practicable thereafter.

Very truly yours, MID-CON ENERGY PARTNERS, LP

By:	/s/ Charles L. McLawhorn, III
Charles L. McLawhorn, III
Vice President, General Counsel & Secretary

cc:	Courtney Cochran Butler, Andrews Kurth Kenyon LLP (via E-mail)